                       Salomon Brothers Investors Fund Inc
                           Form N-SAR - June 30, 1997
                              Attachment - Item 77C
------------------------------------------------------------------------

               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

------------------------------------------------------------------------

If any matter has been submitted to a vote of security holders, furnish the following information:

1.(a) The date of the meeting and whether it was an annual or special meeting.

                 April 29, 1997 Special Meeting of Stockholders

  (b) Describe each nonroutine matter voted upon at the meeting and state the number of affirmative votes and the number of negative votes cast with respect to each such matter.

      A proposal to amend the Management Agreement between the Fund and Salomon Brothers Asset Management Inc to increase the base fee component of the management fee was approved by a vote of 13,766,582 votes in favor and 2,854,699 votes against.


      A proposal to approve amended and restated Articles of Incorporation of the Fund was approved by a vote of 15,530,999 votes in favor and 1,117,016 votes against.


      A proposal to amend the Fund's investment policy regarding the borrowing of money to meet redemption requests was approved by a vote of 15,469,679 votes in favor and 1,165,573 votes against.


      A proposal to amend the Fund's investment policy regarding the lending of portfolio securities to meet redemption requests was approved by a vote of 14,748,255 votes in favor and 1,681,944 votes against.